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                                                                   EXHIBIT 12.01

                    EASTMAN CHEMICAL COMPANY AND SUBSIDIARIES

               COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
                              (DOLLARS IN MILLIONS)

                                                  THIRD QUARTER    FIRST NINE MONTHS
                                                1998      1997      1998      1997

Earnings before provision for income taxes      $123      $148      $386      $403
Add:
  Interest expense, net                           28        26        70        67
  Rental expense (1)                               5         5        18        17
  Amortization of capitalized interest             4         4        12        11
                                                ----      ----      ----      ----
Earnings as adjusted                            $160      $183      $486      $498
                                                ====      ====      ====      ====
Fixed charges:
  Interest expense, net                         $ 28      $ 26      $ 70      $ 67
  Rental expense (1)                               5         5        18        17
  Capitalized interest                             4         5        27        24
                                                ----      ----      ----      ----
Total fixed charges                             $ 37      $ 36      $115      $108
                                                ====      ====      ====      ====
Ratio of earnings to fixed charges               4.3x      5.1x      4.2x      4.6x
                                                ====      ====      ====      ====


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 (1) For all periods presented, interest component of rental expense is estimated to equal one-third of such expense.



























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